Exhibit 99.1

 Corporación América Airports S.A. Reports 5.8% YoY Increase in Total Passenger Traffic in June 2019

 Passenger traffic up 19.0% YoY in Argentina and 12.1% in Armenia, partially offset by declines in Brazil and Italy

LUXEMBOURG--(BUSINESS WIRE)--July 16, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 5.8% in June 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jun'19	Jun'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	3,648	3,296	10.7%	22,662	20,809	8.9%
International Passengers (thousands)	2,293	2,207	3.9%	13,370	13,585	-1.6%
Transit Passengers (thousands)	615	695	-11.6%	4,198	4,322	-2.9%
Total Passengers (thousands)	6,556	6,198	5.8%	40,230	38,716	3.9%
Cargo Volume (thousand tons)	32.8	30.6	7.2%	209.5	196.8	6.5%
Total Aircraft Movements (thousands)	67.9	71.4	-4.9%	419.6	428.9	-2.2%

Passenger Traffic Overview

Total passenger traffic in June 2019 increased 5.8% YoY primarily reflecting growth of 19.0% in Argentina and 12.1% in Armenia, further supported by growth across most other countries of operations, partially offset by declines in Brazil and Italy.

In Argentina, total passenger traffic increased 19.0% YoY, mainly driven by growth of 27.4% in domestic passengers benefiting from continued good performance of new routes by existing and new airlines introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. International passenger traffic increased 4.1% reflecting easier comps given the decline in the year ago period given difficult macro conditions. During June, American Airlines opened a new international route from Córdoba Airport to Miami, United States, while low cost carrier JetSmart continued to add new domestic routes connecting El Palomar with Iguazú and Salta airports, contributing to more connectivity in the country.

In Italy, passenger traffic declined 1.9%, reflecting a drop of 5.6% in passenger traffic at Pisa Airport, mainly driven by the reduction of operations by Pobeda, which suspended the route to Saint Petersburg and decreased frequencies to Moscow. This was partially offset by growth of 6.1% at Florence Airport, reflecting additional flights to Madrid, Spain, by Iberia together with the good performance of SAS’s flight to Copenhagen introduced last April. Moreover, a new international flight to Dusseldorf, Germany, by Eurowings also contributed to the increase.

In Brazil, passenger traffic declined 12.4%, primarily reflecting the cancellation of operations by a local airline, and, to a lesser extent, a reduction in less profitable routes and frequencies by a leading Latin American airline as it seeks to optimize domestic operations at Brasilia Airport. Domestic passengers declined 11.7% while international passengers increased 19.3% according to the new methodology count introduced by ANAC June 2018. Importantly, in June 2019 Gol airlines started a direct flight to Cancún, Mexico, departing from Brasilia airport. With this new international route, Brasilia airport serves six international destinations. Moreover, Azul announced new domestic routes from Brasilia airport to Rio de Janeiro and Recife, starting 4Q19, with three daily flight to each destination.

In Armenia, total passenger traffic increased 12.1%, benefiting from the addition of several new routes and frequencies during 2018 and 2019. In addition, during July 2019, Smartavia started three-weekly services from Zvartnots Airport to Moscow, and a seasonal flight to Saint Petersburg twice a week. Moreover, Georgian Airways started a daily flight to Batumi, Georgia, during the summer season.

Cargo Volume and Aircraft Movements

Cargo volume increased 7.2% in June 2019, mainly as a result a 32.7% increase in Brazil, and further supported by stable cargo volume in Argentina, including increased exports.

Aircraft movements decreased 4.9% in May 2019, mainly as a result of a 21.4% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jun'19	Jun'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,245	2,726	19.0%	20,874	19,074	9.4%
Italy	839	855	-1.9%	3,779	3,757	0.6%
Brazil	1,379	1,575	-12.4%	9,253	9,715	-4.8%
Uruguay	158	154	2.4%	1,142	1,195	-4.4%
Ecuador	361	358	0.9%	2,231	2,131	4.7%
Armenia	282	251	12.1%	1,321	1,206	9.5%
Peru	292	278	4.9%	1,631	1,639	-0.5%
TOTAL	6,556	6,198	5.8%	40,230	38,716	3.9%

Cargo Volume (tons)
Argentina	17,020	16,133	5.5%	110,842	117,042	-5.3%
Italy	1,042	1,188	-12.2%	6,508	5,686	14.5%
Brazil	7,605	5,731	32.7%	47,380	29,781	59.1%
Uruguay	1,976	2,226	-11.2%	12,943	13,551	-4.5%
Ecuador	3,275	3,494	-6.3%	21,150	20,533	3.0%
Armenia	1,540	1,440	6.9%	8,294	7,799	6.3%
Peru	376	402	-6.6%	2,362	2,358	0.1%
TOTAL	32,834	30,614	7.2%	209,479	196,750	6.5%

Aircraft Movements
Argentina	34,291	34,566	-0.8%	221,927	219,337	1.2%
Italy	8,080	7,988	1.2%	36,596	35,930	1.9%
Brazil	11,945	15,189	-21.4%	78,375	91,156	-14.0%
Uruguay	1,937	2,171	-10.8%	15,851	18,070	-12.3%
Ecuador	6,544	6,662	-1.8%	40,940	38,040	7.6%
Armenia	2,361	2,045	15.5%	11,375	10,951	3.9%
Peru	2,708	2,779	-2.6%	14,535	15,442	-5.9%
TOTAL	67,866	71,400	-4.9%	419,599	428,926	-2.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411